UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934


                        (Name of Issuer)
                        OTC America, Inc.

                  (Title of Class of Securities)
                 $.0001 par value common stock

                          (CUSIP Number)
                            671048106

                        Randy L. Phillips
                      1582 South Parker Road
                      Denver, Colorado 80231
                         (303) 750-3111
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                            November 11, 1997
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
_______________________________
          The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D

CUSIP No. 671048106

1)    Names of Reporting Persons
      S.S. or I.R.S. Identification Nos. of Above Persons
      __________________________________________________________________

      Randy L. Phillips

2)    Check the Appropriate Box if a Member of a Group
     (a)______________________________________________________________________

     (b)______________________________________________________________________

(3)   SEC Use Only____________________________________________________________

(4)   Source of Funds (See Instructions) - PF
      ______________________________________________________________________

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ____________________

(6)   Citizenship or Place of Organization -  USA
      ______________________________________________________________________


Number of             (7)    Sole Voting Power  - 6,705,137
Shares Bene-
ficially              (8)    Shared Voting Power  -0-
Owned by Each
Report-               (9)    Sole Dispositive Power  - 6,705,137
ing Person
With                 (10)    Shared Dispositive Power  -0-



(11)   Aggregate Amount Beneficially Owned by Each Reporting
       Person  - 6,705,137

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ____________________________________________________

(13)   Percent of Class Represented by Amount in Row (11) - 13.8%
       __________________________________________________________________

(14)   Type of Reporting Person (See Instructions) - IN
       __________________________________________________________________

Item 1.  Security and Issuer.

     Common Stock, $.0001 par value (the "Common Stock"), of OTC America, Inc. ("OTC"), 1582 South Parker Road, Suite 201, Denver, Colorado 80231.

Item 2.  Identity and Background.

     Randy L. Phillips address is 1682 South Parker Road, Suite 201, Denver, Colorado 80231. He is the president of RLP Capital Partners, Inc. Mr. Phillips has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Phillips has not, during the last five years been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     Randy L. Phillips utilized personal funds of $150,000.00 to purchase 6,705,137 shares of $.0001 par value common stock of OTC America, Inc.

Item 4.  Purpose of Transaction.

     Randy Phillips purchased the stock with the intent to reorganize OTC America, Inc. as a going concern. Randy Phillips has been appointed as the sole director and president of OTC America, Inc. Except for the foregoing, Randy Phillips does not have any plans or proposals, either individually or collectively with another person, which relates to or would result in:

     (a) The acquisition by any person of additional securities of OTC America, Inc. or the disposition of securities of OTC America, Inc.;

     (c) A sale of transfer of a material amount of assets of OTC America, Inc. or any of its subsidiaries;

     (e) Any material change in the present capitalization or dividend policy of OTC America, Inc.;

     (f) Any other material change in OTC America, Inc. business or corporate structure;

     (g) Changes in OTC America, Inc's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of OTC America, Inc. by any person;

     (h) Causing a class of securities of OTC America, Inc.to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer system of a registered national securities association;

     (i) A class of equity securities of OTC America, Inc. becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)     Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

     (a) Randy L. Phillips beneficially owns 6,705,137 shares of Common Stock, which is 13.8% of the issued and outstanding shares of Common Stock calculated in accordance with Rule 13d-3.

     (b) Randy L. Phillips has sole power to vote or to direct the vote of and the sole power to dispose or to direct the disposition of all 6,705,137 shares of Common Stock it currently holds.

     (c) Other than as set forth herein, there have been no transactions in OTC America, Inc. Common Stock effected during the past 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by Randy L. Phillips.

     (e)     Not applicable.

Item 6. Contract, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Randy L. Phillips is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

     (a) Letter Agreement by and between Randy L. Phillips, Wathne Pierce & Associates, Inc. and L. Thomas Tarantelli dated October 30, 1997.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 20, 1997                       \S\ Randy L. Phillips
Date                                    Signature

                                     Randy L. Phillips, President
                                      Name/Title